UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61957 / April 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13805

In the Matter of	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO UNIVERSAL BEVERAGES HOLDINGS CORP.
Corridor Communications Corp.,	
International Cosmetics Marketing Co.,	
PNV Inc.,	
Pre-Cell Solutions, Inc.,	
Questron Technology, Inc.	
(n/k/a Quti Corp.),	
Tapistron International, Inc.,	
Telscape International, Inc., and	
Universal Beverages Holdings Corp.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Universal Beverages Holdings Corp. ("UVBV" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Universal Beverages Holdings Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   UVBV (CIK No. 1057909) is a Florida corporation located in Ponte Vedra Beach, Florida with a class of securities registered with the Commission under Exchange Act Section 12. As of February 26, 2010, the common stock of UVBV (symbol "UVBV") was quoted on the Pink Sheets.

      2.   UVBV has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                      Elizabeth M. Murphy
                                      Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Universal Beverages Holdings Corp. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Universal Beverages Holdings Corp.
10033 Sawgrass Drive W., Suite 202
Ponte Vedra Beach, FL 32082.

G. Alan Howard, Esq.
Milam Howard Nicandri Dees & Gillam, P.A.
14. E. Bay Street
Jacksonville, FL 32202
(Counsel for Respondent)